August 21, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jeff Foor

Re:	Anchor Series Trust (the “Registrant”), on behalf of its series, Multi-Asset Portfolio (the “Fund”)
Securities Act File No. 2-86188
Investment Company Act File No. 811-3836

Dear Mr. Foor:

The Registrant filed Post-Effective Amendment No. 54 (the “Amendment”) to its Registration Statement on June 29, 2012 on behalf of the Fund pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to register new Class 3 shares of the Fund. In a telephone conversation with the undersigned on August 7, 2012, you provided comments on behalf of the Staff of the Securities and Exchange Commission with respect to the Amendment. Please find our responses to each of your comments below.

Comment No. 1:	You asked that the Fund provide the Staff, supplementally as correspondence, a copy of the completed “Fee table” and “Example” and accompanying footnotes that are expected to be included in the Fund’s prospectus, as will be reflected in Post Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A under Rule 485(b).

Response:	Please find attached excerpts from the current draft of the prospectus, which contain the requested information. The excerpts should also address your comment regarding the asterisk by the management fee.

Comment No. 2:	You asked us to revise our tax disclosures with more concise and straightforward language. You specifically suggested revisions that would provide additional context to the paragraph under “Tax Information” in the section Important Additional Information.

Response:	We appreciate your comment and will consider revising our tax disclosure during the Registrant’s next annual update in order to maintain consistency in the prospectuses among all of the Registrant’s Portfolios and Classes.

Comment No. 3:	You asked us to remove or revise the entry on “Newly Developed” securities for clarity in the Statement of Additional Information.

Response:	We will consider revising or removing this disclosure during the Registrant’s next annual update.

Please also be advised that since Class 3 shares have not previously been offered by this Portfolio the financial highlight information for the Portfolio’s Class 1 shares will be omitted from the prospectus. Any questions or comments on the Amendment should be directed to the undersigned at 713.831.1312 or to Nori L. Gabert at 713.831.5165.

Very truly yours,

/ s / Louis Ducote

Louis O. Ducote II

Enclosures

cc:	Dianne O’Donnell, Esq., Willkie Farr & Gallagher, LLP, 787 Seventh Avenue, New York, New York 10019

Nori L. Gabert, Vice President and Deputy General Counsel, SunAmerica Asset Management Corp., 2919 Allen Parkway, Houston, Texas 77019

Form of Fee Table and Expense Example

Annual Portfolio Operating Expenses (expenses you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	1.00%

Service (12b-1) Fees	0.25%

Other Expenses[1]	0.46%

Total Annual Portfolio Operating Expenses	1.71%

Fee Waiver and/or Expense Reimbursement[1,2]	0.36%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.35%

[1]	Other Expenses and Fee Waiver and/or Expense Reimbursement are based on estimated amounts for a full fiscal year.

[2]

Pursuant to an Expense Limitation Agreement, SunAmerica Asset Management Corp (“SAAMCo”) has contractually agreed, for the period from the Class’s inception through April 30, 2014, to waive its fees and/or reimburse expenses to the extent that the Total Annual Portfolio Operating Expenses exceed 1.35%. For purposes of the Expense Limitation Agreement, “Total Annual Portfolio Operating Expenses” does not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. Any waivers or reimbursements made by SAAMCo with respect to the Portfolio are subject to recoupment from the Portfolio within the following two years, provided that the Portfolio is able to effect such payment to SAAMCo and remain in compliance with the applicable expense limitations. This agreement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio, including a majority of the Independent Trustees.

Expense Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses include expense reimbursements for year one. The Example does not reflect charges imposed by the Variable Contract. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class 3 Shares	$137	$504	$894	$1,989